U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                             FORM 4

1.   Name and Address of Reporting Person:
          James Osborn
          110 Veterans Blvd., Suite 222
          Metairie, Louisiana 70005

2.   Issuer Name and Ticker or Trading Symbol:
          Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):
          SS# ###-##-####

4.   Statement for Month/Year: January, 2000

5.   If Amendment, Date of Original (Month/Year): N/A

6.   Relationship of Reporting Person to Issuer:
          President, Chief Executive Officer, and Director


Table I - Non-Derivative Securities Acquired, Disposed of, or
     Beneficially Owned.

1.   Title of Security (Inst. 3): None

2.   Transaction Date (Month/Day/Year):

3.   Transaction Code (Instr. 8):
          Code:
          V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):
          Amount:
          (A) or (D):
          Price:

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):
          100 Shares Common Stock

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4):  D

7.   Nature of Indirect Beneficially Ownership (Instr. 4):


Table II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):
          1.  Stock Options (to buy)
          2.  Series A Convertible Preferred Stock

2.   Conversion or Exercise Price of Derivative Security:
          1.  $1.03
          2.  $1.00

3.   Transaction Date (Month/Day/Year):
          1.  January 20, 2000
          2.  January 20, 2000

4.   Transaction Code (Instr. 8):
          Code:  A
          V:

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):
          1.  (A) 50,000 options
          2.  (A) 400,000 shares

6.   Date Exercisable and Expiration Date (Month/Day/Year):
             1. Date Exercisable: 12,500 shares exercisable on January 20, 2001; an additional 12,500 shares exercisable on January 20, 2002; an additional 12,500 shares exercisable on January 20, 2003; and an additional 12,500 shares exercisable on January 20, 2004.
                  Expiration Date:  January 19, 2010

             2.   Date Exercisable:  Immediately
                  Expiration Date:  None

7.        Title and Amount of Underlying Securities (Instr. 3 and
          4):
             1.   Title:  Common Stock
                  Amount or Number of Shares:  50,000

             2.   Title:  Series A Convertible Preferred Stock
                  Amount or Number of Shares:  400,000

8.   Price of Derivative Security (Instr. 5):
          1.   $ -
          2.   $400,000

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4):
          1.   50,000
          2.   400,000

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):
          1.   D
          2.   I

11.  Nature of Indirect Beneficial Ownership (Instr. 4):
          As a 25% owner and director of Jacksonville Restaurant
          Acquisition Corporation.

Explanation of Responses:


/s/ James W. Osborn
Date:  February 4, 2000